Exhibit 99.2

HUT 8 MINING CORP.

CHANGE OF AUDITOR NOTICE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission
Ontario Securities Commission Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland and Labrador Office of the Superintendent of Securities Northwest Territories
Office of the Yukon Superintendent of Securities Nunavut Securities Office

AND TO:	Dale Matheson Carr-Hilton Labonte LLP

AND TO:	Raymond Chabot Grant Thornton LLP

Hut 8 Mining Corp. (the “Corporation”) gives the following notice in accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”):

1.	Effective as of November 16, 2021, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants (the “Former Auditor”), has resigned as auditor of the Corporation on its own initiative prior to the expiry of their term in office. Raymond Chabot Grant Thornton LLP (the “Successor Auditor”) has been appointed as auditor of the Corporation effective as of November 30, 2021, to hold office until the next annual general meeting of shareholders of the Corporation and at remuneration to be fixed by the board of directors of the Corporation (the “Board”).

2.	The resignation of the Former Auditor and appointment of Successor Auditor were considered and approved by the audit committee of the Board and the Board. The Corporation will ask that the shareholders of the Corporation ratify the appointment of Successor Auditor at the next annual general meeting of the shareholders of the Corporation.

3.	The Former Auditor’s reports for the Corporation’s two most recently completed fiscal years, namely the fiscal years ending December 31, 2020 and December 31, 2019, did not express a modified opinion.

4.	There have been no reportable events, as such term is defined in NI 51-102.

DATED this 30th date of November, 2021.

HUT 8 MINING CORP.

By:	(signed) “Shane Downey”
Name: Shane Downey
Title: Chief Financial Officer